Mail Stop 4628

                                                          June 3, 2019

Via E-mail
Michael P. Santomassimo
Chief Financial Officer
The Bank of New York Mellon Corporation
240 Greenwich Street
New York, New York 10286

       Re:    The Bank of New York Mellon Corporation
              10-K for Fiscal Year Ended December 31, 2018
              Filed February 27, 2019
              File No. 1-35651

Dear Mr. Santomassimo:

        We refer you to our comment letter dated May 6, 2019, regarding business contacts with
North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Kathleen McCabe
       Chief Securities Counsel,
       Manning Director and Associate General Counsel
       The Bank of New York Mellon Corporation